SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MOTOROLA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $3 par value per share
(Title of Class of Securities)

620076109
(CUSIP Number of Class of Securities Underlying Common Stock)

Edward J. Fitzpatrick
Acting Chief Financial Officer, Senior Vice President and Corporate Controller
1303 East Algonquin Road
Schaumburg, Illinois 60196
(847) 576-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Craig A. Roeder
Christopher M. Bartoli
Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, IL 60601
(312) 861-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EX-99.1
EX-99.2

     This filing contains only preliminary communications made before the commencement of an anticipated tender offer to allow employees (excluding executive officers and directors) of Motorola, Inc. (the “Company”) that hold certain eligible stock options to exchange their stock options for replacement equity awards (the “Option Exchange Program”).
     On March 13, 2009, the Company filed with the Securities and Exchange Commission its Notice of Annual Meeting of Stockholders and Proxy Statement on Schedule 14A (“proxy materials”), a copy of which is filed as Exhibit 99.3 to this Schedule TO and is incorporated by reference. The proxy materials include a proposal for stockholders to approve amendments to the Company’s existing equity plans to permit the Option Exchange Program.
     Attached are (i) frequently asked questions regarding the proposal to implement the Option Exchange Program, which is being sent to the Company’s employees on March 13, 2009; and (ii) a form of key terms defining certain terms related to the Option Exchange Program, which is being sent to the Company’s employees on March 13, 2009.
     The Company has not initiated the Option Exchange Program and will not do so unless it receives approval from its stockholders at its 2009 Annual Meeting of Stockholders. Even if stockholder approval is obtained, the Company may still decide to not implement the Option Exchange Program or to delay its implementation. If the Option Exchange Program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
99.1	2009 Option Exchange Program – Frequently Asked Questions, provided as of March 13, 2009.

99.2	Form of Key Terms, provided as of March 13, 2009.

99.3	Notice of Annual Meeting of Stockholders and Proxy Statement for the 2009 Annual Meeting of Stockholders of Motorola, Inc. (incorporated by reference to Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 13, 2009).